FOR IMMEDIATE RELEASE
                                                  ----------------------

                 ZENITH ANNOUNCES RESTRUCTURING PLAN
                  ________________________________

            Financial Restructuring to be Implemented Through
                   Prepackaged Plan of Reorganization
                  ________________________________

          Operational Restructuring De-emphasizes Manufacturing,
           Focuses on Optimizing Brand, Products, Technologies

GLENVIEW, Ill., May 21, 1998 - Zenith Electronics Corporation (NYSE:ZE) today announced a comprehensive restructuring plan designed to reduce its debt, enhance its competitiveness, and position the company for growth and consistent profitability.
  Zenith's board of directors has unanimously approved in principle a financial restructuring to be implemented through a prepackaged plan of reorganization. Zenith said the financial restructuring is key to management's plan to execute a comprehensive operational restructuring. The terms of the financial restructuring were separately reviewed by a special committee of independent directors, which recommended approval to the board.
  "Today, we are taking a major step forward in our efforts to improve Zenith's financial health and to rebuild Zenith into a brand and technology leader," said Jeffrey P. Gannon, Zenith president and chief executive officer.

FINANCIAL RESTRUCTURING
  Under the proposed reorganization plan, trade creditors and vendors will not be impaired and will continue to be paid in the ordinary course of business. In addition, Zenith will continue to pay employees' wages, salaries and benefits, and will continue to fulfill obligations to customers throughout the reorganization.
  The company also has reached an agreement in principle with LG Electronics Inc. (LGE), Zenith's majority stockholder, for LGE's support and participation in the plan. Under the plan, LGE will convert approximately $200 million of Zenith obligations to LGE into common stock of the company, representing
100 percent of the equity in the restructured Zenith. In addition, approximately $210 million of claims held by LGE will be exchanged for certain Zenith manufacturing assets in Mexico and secured notes due 2008 on which interest may be paid in kind under certain circumstances. LGE will provide an additional $60 million of credit support to help finance the implementation of the plan. Zenith and LGE are in discussions with third-party lenders about additional financing.
  The plan provides for current holders of the company's
6-1/4% convertible subordinated debentures to receive $40 million of new 6-1/4% subordinated debentures maturing in 2010. It is currently contemplated that the claims of all other creditors will either not be impaired by the plan or be consensually restruc-tured. The restructuring will reduce Zenith's outstanding debt by approximately $250 million.
  Under the plan, all outstanding common stock will be canceled, and holders of common stock will receive no distribution.
  Zenith will file the restructuring plan with the Securities and Exchange Commission shortly and thereafter solicit acceptance of the plan. Upon receiving the necessary level of acceptance, Zenith intends to initiate a prepackaged reorganization proceeding under Chapter 11. Completing the plan will permit Zenith to emerge from the reorganization as a stronger, revitalized company before year-end 1998.
  "Zenith's future depends on a comprehensive financial and operational restructuring," Gannon said. "Our plan will permit us to restructure credit agreements, reduce debt and operating costs, and make the operational changes necessary to position
Zenith for future growth and profitability. A prepackaged reorganization is our best alternative because it will allow us to complete the process quickly and minimize the impact of our restructuring on our vendors, customers and employees."

OPERATIONAL RESTRUCTURING
  In connection with the financial restructuring, Zenith also is implementing a broad operational restructuring plan designed to leverage Zenith's technology, brand and distribution strengths. "We will make fundamental changes in the way Zenith does business," Gannon said. "That means focusing on our high-tech engineering talents and our strong brand name, while de-emphasizing costly manufacturing operations."
  A key element of the plan is to outsource more products and components. For example, while continuing its leading-edge technology developments, Zenith plans to purchase certain finished goods from LGE, which has agreed in principle to buy several of Zenith's Reynosa, Mexico, TV plants through an exchange of debt for those assets. Zenith also said it is seeking buyers and/or strategic alliances for other ongoing businesses, including its color TV picture tube and computer display tube operations in Melrose Park, Ill., and its wood cabinet and projection TV operations in Juarez, Mexico.
  The operational restructuring also will involve maintaining
Zenith's strong research and engineering capabilities, capitalizing on its patented digital television technologies, focusing on more profitable consumer electronics product segments and distribution channels, enhancing customer service and parts operations, and expanding its accessories business. Additionally, the company is seeking an investor for Zenith's digital set-top box and cable modem Network Systems business.
  John Koo, president and chief executive officer of LG Electronics, said, "Zenith is an important part of LG's North American strategy, and we support Zenith's decision to seek a prepackaged reorganization as a prudent and efficient way to restore Zenith to operational and financial health. Jeff Gannon and his management team have developed a business plan that we believe is the right one to return Zenith to a position of strength and technological leadership."
  Upon completion of the reorganization, the company will be a subsidiary of LG Electronics with Gannon continuing as Zenith president and CEO. Gannon and his management team will continue to lead the U.S.-based company.
  The restructuring is subject to a number of conditions, including definitive documentation and receipt of necessary approvals from Zenith creditors and the court presiding over the prepackaged plan. LGE's support is subject to Zenith securing additional financing, executing its business plan and other conditions. In addition, LGE's ability to participate fully in the proposed restructuring remains subject to approval by Republic of Korea regulatory authorities. There can be no assurance that the proposed restructuring will be consummated or that completion of such restructuring will not be delayed.
  Zenith, based in Glenview, Ill., is a leading developer, manufacturer and marketer of electronic entertainment products. Zenith's largest stockholder is LG Electronics, a global leader in consumer electronics with operations in 180 countries and annual sales of more than $9 billion. Together with its affiliate LG Semicon, LGE owns 55 percent of the company's outstanding shares. LGE acquired its majority interest in November 1995.

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CONTACTS:

Media:
John Taylor, Zenith (847) 391-8181;
Robert Mead, BSMG Worldwide (212) 445-8208

Investors:
Kevin Brindley, Zenith (847) 391-7010;
Mark Valenta, BSMG Worldwide (847) 391-7010

LG Electronics:
Ian Woods, LGE (847) 391-7052;
Andrew Brimmer, Abernathy MacGregor (212) 371-5999


Certain statements in this announcement, such as statements regarding the company's strategies, plans, objectives and expectations, are forward-looking statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results of the company or of its efforts to execute a business and financial restructuring to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, the effect of competition in the markets served by the company, the availability and terms of additional financing for the company, the actions of the company's existing creditors and majority stockholder, the ability of the company and LGE to secure necessary Korean and U.S. governmental approvals with respect to the restructuring plan, and other factors referred to in the company's 1997 Annual Report on Form 10-K. Given these uncertainties, undue reliance should not be placed on any forward-looking statement contained herein.